Legacy

Legacy helps men test, improve and freeze their sperm

GIVELEGACY.COM BOSTON MASSACHUSETTS



 **Khaled Kteily** CEO @ Legacy

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The founder

MAJOR ACCOMPLISHMENTS

 **Khaled Kteily**
CEO
Legacy

Story

In the next five years, Legacy will continue to double down on its competitive advantages. This includes but is not limited to expanding its staff which includes highly-recognized doctors, fertility experts, and business experts. This also includes growing its acquisition channels including but not limited to online marketing and partnerships wit other fertility companies. This also includes expanding its product offering to continue providing exceptional service to its clients, including but not limited to providing additional, data-driven fertility and lifestyle assessments. Legacy's product offering is particularly important during a time of pandemic and economic hardship, providing an affordable, from-home service at a level of quality similar to and in some cases exceeding in-person fertility clinics.